

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2016

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346

> **Re: Cotiviti Holdings, Inc.
> Amendment No. 1 to
> Draft Registration Statement on Form S-1
> Submitted January 25, 2016
> CIK No. 0001657197**

Dear Mr. Williams:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2016 letter.

Summary Historical Consolidated Financial and Other Data, page 12

1. We note your response to comment 4 and the pro forma earnings per share and balance sheet data to be included on pages 13 and 14. Since you intend to use proceeds of the offering to repay indebtedness, please provide pro forma financial information in accordance with Article 11 of Regulation S-X. The pro forma financial information should be based on the latest balance sheet and the statement of operations for the latest fiscal year and interim period included in the filing.

2. We reviewed the revisions to your disclosure on pages 14 and 67 in response to comment 8. You state that the non-GAAP financial measure, Adjusted EBITDA, better facilitates period-to-period comparisons without regard to financing methods, capital structures or other items that you believe are not indicative of your ongoing operating performance. Please explain to us, and revise your disclosure to clarify why Adjusted EBITDA, which excludes impairment charges, transaction related expenses, stock-based compensation and other items included in operating income, is more indicative of your ongoing performance.

3. We reviewed the revisions to your disclosure in response to comment 9. Your revised disclosure includes pro forma earnings per share and pro forma balance sheet data, but does not include selected pro forma statements of operations data. Please revise to include pro forma statements of operations data.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Cost of revenue, page 77

4. In the first paragraph of this section, you indicate that $20.4 million (approximately 69.8%) of the increased cost of revenue related to compensation was "primarily the result of the timing of the Connolly iHealth Merger." Please revise to disclose how the timing of the merger increased the cost of compensation.

Executive and Director Compensation, page 120

5. We note your response to comment 19, and we reissue the comment. Item 402(n) of Regulation S-K requires disclosure of compensation information for your most recently completed fiscal year, which, at the time of the submission of your initial draft registration statement on December 9, 2015, was 2014.

Notes to the Financial Statements

Note 4 . Acquisition, page F-17

6. We reviewed the revisions to your disclosure in response to comment 22. You disclose that goodwill is attributable to the acquired assembled workforce, specialized process and procedures and operating synergies. Please elaborate. For example, describe the operating synergies you expect to realize and your access to new or existing markets.

<u>Undertakings, Part II</u>

7. We note your response to comment 25. As the undertaking set forth in Item 512(a)(6), and Rule 159A from which the undertaking is derived, apply to all primary offerings of securities, we reissue the comment.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Alexander D. Lynch, Esq.